# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Quipt Home Medical Corp., CIK 0001540013
CUSIP: 74880P104
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 1019 TOWN DRIVE,, WILDER, Kentucky (KY), 41076
Date of event which requires filing of this statement: 03/16/2026
Filed by CIK 0001539281
Persons authorized to receive notices and communications: Robert MacArthur, c/o Forager Fund, L.P.,, 2025 3rd Avenue North, Suite 350, Birmingham, Alabama (AL), 3520, 205-383-4763; Heidi Steele, McDermott Will & Schulte LLP,, 444 West Lake St, Suite 4000, Chicago, Illinois (IL), 60606, 312-984-3624

## Reporting persons
- Forager Fund, L.P. (CIK 0001539281): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Forager Capital Management, LLC (CIK 0001802986): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Kissel Edward Urban (CIK 0001877495): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MacArthur Robert Symmes (CIK 0001877496): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Quipt Home Medical Corp.
Address of issuer's principal executive offices: 1019 TOWN DRIVE,, WILDER, Kentucky (KY), 41076
Comment: This Amendment No. 6 ("Amendment No. 6") amends the statement on Schedule 13D filed with the SEC on December 16, 2025 (as amended from time to time, the "Schedule 13D") with respect to the shares of the Issuer. This Amendment No. 6 to Schedule 13D amends Items 4 and 5 as set forth below. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13D/A.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On March 16, 2026, pursuant to the Arrangement Agreement and Plan of Arrangement, the previously announced Arrangement among the Issuer, 1567208 B.C. LTD, a company existing under the laws of British Columbia ("B.C. Purchaser"), and REM Aggregator, LLC, a Delaware company (individually, "REM Aggregator," and collectively with B.C. Purchaser, "Purchaser" or "Purchasers") was completed, upon which all issued and outstanding common shares of the Issuer were acquired by Purchasers for cash consideration of $3.65 per share, without interest.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

As of the close of business on the date hereof, the Reporting Persons no longer may be deemed to beneficially own any common shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

As of the close of business on the date hereof, the Reporting Persons no longer may be deemed to beneficially own any common shares.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

Except as described herein with respect to the closing of the Arrangement, the Reporting Persons have not effected any transactions in the common shares of the Issuer during the past sixty days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated in its entirety as follows:

March 16, 2026

## Signatures
- Forager Fund, L.P.: /s/ Robert MacArthur, Robert MacArthur, Managing Partner (03/16/2026)
- Forager Capital Management, LLC: /s/ Robert MacArthur, Robert MacArthur, Managing Partner (03/16/2026)
- Kissel Edward Urban: /s/ Edward Kissel, Edward Kissel (03/16/2026)
- MacArthur Robert Symmes: /s/ Robert MacArthur, Robert MacArthur (03/16/2026)